VIKING ENERGY GROUP, INC.

15915 Katy Freeway, Suite 450

Houston, TX 77094

Tel (281)-404-4387

March 8, 2022

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C 20549

Attention: Mr. John Cannarella, Staff Accountant

Re:	Viking Energy Group, Inc.
Form 10-K for the Fiscal Year ended December 31, 2020 File No. 000-29219 Filed March 25, 2021

Dear Mr. Cannarella:

Viking Energy Group, Inc. (“Viking” or the “Company”) has considered further the items discussed with the SEC Staff on Monday, March 7, 2022 pertaining to the valuation of a deemed dividend upon the modification of the Company’s shares of Series C Preferred Stock (the “Preferred Shares”) in December 2020.

The Company reviewed information previously provided to the SEC Staff from a valuation report obtained from a third-party appraiser in conjunction with Camber Energy Inc.’s (“Camber”) acquisition of 51% of Viking’s issued and outstanding common stock in December 2020, and compared it to a valuation based on the potential dilutive impact to the holders of common stock as a result of granting conversion rights to the Preferred Shares permitting a potential conversion of up to 117,050,000 (post-split) common shares, and concluded the dilutive effect methodology to be a more reasonable valuation. The valuation previously provided was prepared in conjunction with a purchase price allocation for Camber, and not for the determination of the fair value of a deemed dividend.

The potential issuance of an additional 117,050,000 common shares represents an approximate 69% dilution to the common shareholders. The Company has used the following closing stock prices encompassing the grant date through the filing date of the modification to determine an appropriate valuation for the deemed dividend as follows:

Date	Closing Stock Price	Market Cap Prior to Dilutive Effect	Percentage Dilution	Value of Deemed Dividend

12/22/20	$1.1142	$57,375,680	69.4473%	$39,845,861
12/23/20	$1.0800	$55,614,552	69.4473%	$38,622,805
12/24/20	$1.3293	$68,452,245	69.4473%	$47,538,236

Mr. John Cannarella

March 8, 2022

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                The Company, therefore, proposes to recognize a deemed dividend of $42,002,301 (based on the three-day average in the above table) pursuant to the guidance provided in FASB ASC 260-10-45-11 in computing net income or loss attributable to common shareholders on the Statements of Operations and utilized in computing earnings or loss per share, as well as to provide supplemental disclosures required as mentioned in our previous responses.

                The Company believes the August 2020 and December 2020 deemed dividend valuations to be immaterial from a qualitative perspective, and should be accounted for prospectively, commencing with its December 31, 2021 Form 10-K.

                The following is a list of factors already disclosed to the investor public, and it is the Company’s position that restatements of prior financial statements would not have had any impact, or changed an investor’s perspective about the Company:

•	Going concern qualifications for every reporting period for the last 5 years;

•	Certain loan covenant defaults;

•	Working capital deficit of approximately $35 million at December 31, 2020;

•	Retained deficit in excess of $92 million at December 31, 2020;

•	Deficit stockholders’ equity in excess of $16 million at December 31, 2020;

•	Loss from operations in excess of $41 million for the year ended December 31, 2020; and

•	Net loss in excess of $60 million for the year ended December 31, 2020.

The filing of restatements would not provide the investor public with any information that could not be appropriately provided through the timely filing of the December 31, 2021 Form 10-K.

Sincerely,

/s/ Frank Barker, Jr.

Frank Barker, Jr.

Chief Financial Officer

cc. James Doris, Chief Executive Officer